EXHIBIT 99.1

BAAN COMPANY N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Shareholders of Baan Company N.V. (the “Company”) and usufructuaries and pledgees that may exercise voting rights on shares of the Company, are hereby invited to attend the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on 27 November 2001, at 11:00 hrs (CET), at Sheraton Amsterdam Airport Hotel & Conference Center, Schiphol Boulevard 101, 1118 BG Schiphol Airport, the Netherlands.

The agenda of the Meeting contains of the following items:

A.	Opening

B.	Items of business:

1. Ratification, as far as necessary, of the appointment of Ernst & Young as new independent auditors of the Company

2. Annual Report of the Board of Managing Directors for the financial year ended 31 August 2000:

a. Consideration and adoption of the Annual Accounts of the Company for the financial year ended 31 August 2000

b. Discharge of the Members of the Boards of Managing and Supervisory Directors

3. Annual Report of the Board of Managing Directors for the financial year ended 31 August 2001:

a. Consideration and adoption of the Annual Accounts of the Company for the financial year ended 31 August 2001

b. Discharge of the Members of the Boards of Managing and Supervisory Directors

4. Appointment of Invensys Administratie B.V. as new Member of the Board of Managing Directors

5. Amendment of the Articles of Association of the Company

6. Consideration and approval of the proposal of the Board of Managing Directors to put the Company into liquidation;
appointment of Invensys Administratie B.V. as custodian of the books, records and other databases of the Company

7. Any other business as may properly come before the Meeting

8. Questions

C.	Closing

The foregoing items B.1 — B.7 are more fully described in the Explanatory Notes to the Agenda.

The Agenda for the Meeting and Explanatory Notes thereto are available free of charge for inspection and obtainable by the shareholders, usufructuaries and pledgees that may exercise voting rights, at the office of the Company at the Baron van Nagellstraat 89, 3771 LK Barneveld, the Netherlands, and at the offices of ABN AMRO Bank N.V. and Morgan Guaranty Trust Company of New York referred to below and at the Public Reference Facilities maintained by the Securities and Exchange Commission in Washington, DC. Copies of such materials can be obtained from the Public Reference Section of the Commission, Washington, DC 20549, United States of America, at prescribed rates.

In order to attend and to exercise their rights at the Meeting, holders of bearer shares, and usufructuaries and pledgees that may exercise voting rights on bearer shares, are required to deposit no later than 21 November 2001 (before 4.00 p.m. local time) until after closing of the Meeting their share certificates or a deposit certificate issued in respect of such shares by a banking institution, against issuance of a receipt, at the offices of ABN AMRO Bank N.V., Kemelstede 2, Postbus 3200, 4800 DE Breda, the Netherlands, or at the offices of Morgan Guaranty Trust Company of New York, Depository, Attn: Patricia Stevens, P.O. Box 9383, Boston, MA 02205-9958, United States of America. Only such receipt shall entitle the shareholder, usufructuary or pledgee with voting rights, to attend the Meeting.

In order to attend and to exercise their rights at the Meeting, holders of registered shares, and usufructuaries and pledgees that may exercise voting rights on registered shares, are required to notify the Company in writing of their intention to attend the Meeting no later than 21 November 2001 (before 4.00 p.m. local time) by delivering such notification to the above mentioned office of the Company in Barneveld, or to one of the above mentioned offices of ABN AMRO Bank N.V. or Morgan Guaranty Trust Company of New York, together with a specification of the numbers of the share certificates which may have been issued in respect of such shares. Upon timely receipt of such notification, the shareholder, usufructuary or pledgee with voting rights, shall be provided with an admission ticket for the Meeting. A shareholder, usufructuary or pledgee with voting rights may only exercise his rights at the Meeting in respect of the shares that are registered in his name on both the time of such notification and the date of the Meeting.

The right of a shareholder, usufructuary or pledgee with voting rights to attend and vote at the Meeting can be exercised on his behalf by a person who is authorised in writing to do so. The written proxy must be deposited no later than at the time, and at the place, indicated above for bearer shares (or a deposit certificate). Holders of registered shares will be sent a proxy card which can be used for such purpose; proper completion and timely return of the proxy card by holders of registered shares, together with a specification of the numbers of any share certificates issued in respect of their shares (see above), constitutes proper notice of intent to attend by proxy for the purposes hereof.

Management Board of Baan Company N.V.

Barneveld, the Netherlands
12 November 2001